UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 0001002242

Eni S.p.A.

(Translation of registrant’s name into English)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

X Form 20-F               ☐ Form 40-F

TABLE OF CONTENTS

•	Eni’s Board of Directors - Approval of the second tranche of the provision in place of 2026 dividend: € 0.27 per share

•	Eni: results for the third quarter and nine months of 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eni S.p.A.
(Registrant)

Date:	October 23, 2026	By:	/s/ Giulia Saba
(Signature)
		Name:	Giulia Saba
		Title:	Head of Eni SpA Company Secretarial Activities and Backoffice

Eni’s Board of Directors

Approval of the second tranche of the provision in place of 2026 dividend: € 0.27 per share

Roma, 22 October 2026 – Eni’s Board of Directors, chaired by Giuseppina Di Foggia, today resolved to distribute to Shareholders the second of the four tranches of the provision in place of the 2026 dividend1 from Eni S.p.A. available reserves of € 0.27 (compared to a total annual provision, in place of the dividend, equal to € 1.1) per share outstanding at the ex-dividend date as of 23 November 20262, payable on 25 November 20263, as resolved by the Shareholders’ Meeting of 6 May 2026.

Holders of ADRs, outstanding at the record date of 24 November 2026, will receive € 0.54 per ADR, payable on 7 December 20264, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

1 Coupon No. 56.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 24 November 2026 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

PRICE SENSITIVE

Eni: results for the third quarter and nine months of 2026

3Q operational and financial results support further upgrade to FY ’26 outlook with record low debt and enhanced shareholders’ returns through extraordinary dividend and increased buyback

•	3Q ’26 performance reflects the strength of our strategy, continued execution and disciplined investment into high-quality opportunities.
•	Considering the excellent operating and financial performance of the nine months ‘26 and an improved cash flow projection for the ‘26 FY (€16.5 bln), Eni has resolved to distribute an extraordinary dividend of €0.46 per sh. (ca. €1.3 bln) in December and a further increase of 12% in the buyback program to €3.8 bln.
•	Underlying E&P production up 7% to 1.83 mln boe/d driven by projects ramp-ups and full quarter contribution from Searah JV.
•	A strategic contract to relaunch production at the giant Junin 5 field in Venezuela has been signed, materially enhancing future upstream growth options.
•	Plenitude deconsolidation creates an efficient platform for acceleration in the next phase of growth.
•	Dual exploration sale of 10% stake in Baleine project and monetization of infrastructure portfolio reflect efficient capital management. Binding agreements signed to farm out retained 10% stake in the Kutei basin in Indonesia.
•	Strong cash generation and disciplined capital allocation reduce proforma gearing to historic low of 9%, reinforcing resilience and capacity to invest for growth.

Rome, October 23, 2026 - Eni's Board of Directors, chaired by Giuseppina Di Foggia, yesterday approved the consolidated results for the third quarter and nine months of 2026. Eni CEO Claudio Descalzi said:

“Eni’s excellent results in 3Q were driven by the strength of our operating model and disciplined investments into a well-diversified portfolio of advantaged assets. Due to our strong fundamentals, continuously improving growth prospects, and a historically robust financial performance, we are well positioned to continue delivering to our customers affordable, secure and increasingly decarbonized supplies. In 3Q, E&P again delivered outstanding underlying production growth of 7%, reflecting project ramp-ups and full operativity of our assets and the benefit of the start-up of our Searah JV in Southeast Asia. Moreover, during this quarter we have fast tracked a new wave of material initiatives in South America, Africa and Southeast Asia, which will enhance growth and cash generation for years to come. Finally, thanks to our outstanding exploration activities, this year we have discovered 1.23 bln barrels of new hydrocarbon resources, well above our budget target, while also reducing our exploration costs. While growing upstream and ensuring steady results in our gas and power businesses and refining, we are also recording transition businesses results in excess of our expectations, increasingly contributing to the diversification of the Group’s earnings. The capital raise and the new governance of Plenitude have further derisked Eni’s balance sheet and will enable this satellite to grow in a self-funded way.

Thanks to our key businesses, industrial execution and larger optionality, we are able to generate robust and recurring cash flows over wide market conditions. Based on those fundamentals and the revised FY ‘26 cash flow outlook and with proforma gearing at historic lows, we are further raising the distribution by an extraordinary dividend of €0.46 per share to be paid in 4Q and increasing again the buyback to €3.8 bln, underscoring our continued commitment to sharing upside with shareholders.”

Key operating and financial results

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
1,789	Hydrocarbon production	kboe/d	1,829	1,756	4	1,805	1,691	7
6.0	Installed capacity from renewables at period end	GW	6.1	4.8	27	6.1	4.8	27
5,375	Proforma adjusted EBIT (a)	€ million	5,994	2,996	100	14,905	9,358	59
3,516	subsidiaries		3,699	2,073	78	9,633	6,562	47
1,859	main JV/Associates (b)		2,295	923	149	5,272	2,796	89
	Proforma adjusted EBIT (by segment) (a)
4,769	E&P		4,631	2,638	76	12,757	8,368	52
503	Global Gas & LNG Portfolio (GGP) and Power		445	346	29	1,275	1,206	6
521	Transition Businesses		601	331	82	1,473	929	59
(40)	Refining, Chemicals and Sites in transformation		472	(53)	..	172	(580)	..
(378)	Corporate, other activities and consolidation adjustments		(155)	(266)		(772)	(565)
3,857	Adjusted net profit before taxes (a)		4,330	2,273	90	10,565	7,222	46
2,333	Adjusted net profit (loss) (a)(c)		2,801	1,247	125	6,436	3,793	70
3,319	Net profit (loss) (c)		3,205	803	299	7,595	2,518	202
4,469	Cash flow from operations before changes in working capital at replacement cost (a)		4,287	3,297	30	11,634	9,486	23
4,270	Net cash from operations		4,359	3,078	42	10,056	8,980	12
1,838	Organic capital expenditure (d)		1,345	1,990	(32)	5,055	5,904	(14)
11,271	Net borrowings before lease liabilities ex IFRS 16		6,702	9,931	(33)	6,702	9,931	(33)
56,930	Shareholders' equity including non-controlling interest		57,640	52,966	9	57,640	52,966	9
15	Proforma gearing before lease liabilities ex IFRS 16 (a)	(%)	9			9
(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 19 and subsequent.
(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 23.
(c) Attributable to Eni's shareholders.
(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items, also excludes the share of capex of sanctioned joint operators funded by Eni.

Strategic and financial highlights

E&P excellent results underpinned by accretive production growth, while strengthening the portfolio with new material initiatives

•	In 3Q ’26, E&P reported a robust underlying production growth of 7% compared to 3Q ’25, net of price effects, and of 2% sequentially to 1.83 mln boe/d, driven by new projects ramp-ups in West Africa, Mexico offshore, and Norway, and full operativity of the Searah JV.
•	In Venezuela we signed strategic agreements with PDVSA to revitalize the giant Junin 5 oilfield under revised contractual terms and to export gas from the Perla field, gaining access to ca. 5.5 bln boe of recoverable resources.
•	In Argentina, the consortium YPF/Eni/XRG engaged in developing a massive integrated LNG project with a target export capacity of initial 12 mln tonnes/y, has applied for the Country’s fiscal regime to incentivize large investments (RIGI), marking a milestone towards the project’s FID, expected around the end of this year.
•	New access via the farm-in of an exploration block off Uruguay and signed agreement for an adjacent block. Also awarded the Sapukala block with 100% participating interest in the Kutei Basin, in Indonesia, within the framework of the first Indonesia Petroleum Bidding Round 2026.

Continuing momentum at transition businesses translated into outperformance and increasing contribution to Group’s earnings

•	Enilive and Plenitude delivered adjusted EBITDA of €1.8 bln in the nine-month ’26 (+20% vs last year).
•	Completed the agreement with Ares to establish joint control over Plenitude by means of a non-proportional share capital increase diluting Eni’s interest from 70% to 65%. With the new governance, this resulted in the deconsolidation of the entity from Eni’s balance sheet as of end of September ’26.
•	Thanks to the new structure, Plenitude can pursue efficient, self-funded sustainable long-term growth and is on track to reach the targeted installed capacity of 6.5 GW at year-end.
•	Enilive delivered strong results thanks to better biorefining margin environment, again confirming the importance of this emerging new source of clean fuel for transportation.

Portfolio management as a tool to anticipate asset monetization and to obtain an optimal risk-reward profile of the business

•	Closed a long-term partnership agreement with private equity investors relating to an infrastructural based E&P portfolio in exchange for a €1.8 bln capital contribution cashed in the quarter, which will be invested in higher-return projects.
•	Completed the divestment of a 10% interest in the Baleine oilfield to Socar in line with our Dual-Exploration model.
•	In October signed binding agreements to farm out Eni’s retained 10% w.i. in two pools of Indonesian gas assets in the Kutei Basin to Pertamina and Medco, comprising the two giant development projects of the Northern and Southern hubs and the Geliga discovery.

Improved performance at the Transformation businesses

•	Better plant utilization rates in a favorable scenario drove a strong quarter at the Refining business.
•	Reconversion to the transition of the main Versalis hubs of Brindisi/Priolo is progressing, while the scenario in the petrochemicals legacy business has taken another leg down.

Excellent 3Q results driven by volume growth, plant reliability and portfolio optimizations enabled the Company to fully capture the scenario upside. Proforma gearing at 9%, below the low end of the guided range, and €1.9 bln of cash returns to shareholders

3Q ‘26 Group’s proforma adjusted EBIT was €6 bln, doubled y-o-y (up by 12% sequentially) due to robust performance across all businesses, including notable contributions from the E&P satellites, plus continuing restructuring benefits of the chemicals sector and lower central function overheads. Adjusted net profit more than doubled y-o-y to €2.8 bln.

•	E&P reported €4.63 bln of proforma adjusted EBIT, up 76% vs. 3Q’ 25, driven by volume growth and improved mix in a supportive commodity environment, translating into better realizations of equity production.
•	GGP and Power reported €0.45 bln of proforma adjusted EBIT, with GGP at €0.41 bln up 46% vs. 3Q ‘25 due to continued asset portfolio optimization in a more volatile market.
•	Enilive reported proforma adjusted EBIT to €0.41 bln up 80% vs 3Q ‘25, driven by the biorefining business, which benefited from an improved market scenario and strong performance. Plenitude reported €0.19 bln of proforma adjusted EBIT, up 95% y-o-y, driven by volume growth in the renewables business.
•	Refining reported €0.73 bln of proforma adjusted EBIT, a significant increase over 3Q ’25, driven by improved plant utilization rates into a strong scenario, partly capped by higher shipping costs and unfavorable differentials between heavy/sour vs light/sweet crudes. Versalis’ chemicals business continues making progress in delivering the benefits of the ongoing restructuring and last year’s plant closures, but a loss of €0.18 bln, reflects a sharp deterioration in products margins.

3Q ’26 Group’s adjusted CFFO before working capital was €4.29 bln, funding organic capex of €1.3 bln. Cash returns to shareholders were €1.9 bln, comprising the first tranche of the ‘26 dividend (€0.8 bln) and execution of the ‘26 buyback program (€1.1 bln). Net debt was €6.7 bln at the end of 3Q ‘26, with proforma gearing at 9%.

Outlook 2026

2026 developing as a year of outperformance thanks to solid business trends, enabling us to capture the upside of a supportive commodity scenario. This is translating into exceptional shareholders’ returns.

Specifically, our updated segmental guidance is providing:

•	FY’26 underlying oil & gas production growth is raised to a range of 6-7%.

•	FY’26 GGP adjusted proforma EBIT guidance is raised to around €1.5 bln, representing an increase of 50% compared with the initial level.

•	Enilive FY proforma adjusted EBITDA is raised at €1.4 bln, almost 30% higher than the original assumption while Plenitude EBITDA is expected at around €1.2 bln.

•	Year-end installed renewable capacity at 6.5 GW, with further 1.2 GW under construction (Plenitude @100%); biorefinery capacity of 0.5 MTPA, in addition to available 1.65 MTPA, expected to reach mechanical completion at year end; further 1.5 MTPA of capacity is progressing (net Enilive).

On the financial side, we are strengthening our cash flow guidance, with proforma gearing falling to an all-time low:

•	At our revised scenario[1] adjusted CFFO is now expected to amount to €16.5 bln, representing an underlying improvement of €1.2 bln vs Group’s sensitivities[2] and compared to our initial guidance, reflecting excellent underlying operational performance.

•	Gross capex confirmed at €7 bln; net capex is guided to less than €4.5 bln.

•	Proforma gearing seen at the bottom of the 10-15% guided range.

As a result of the Company’s improved outlook, we are raising cash distributions to shareholders by activating an extraordinary dividend amounting to €1.3 bln or €0.46 per share and upping again the buyback to €3.8 bln:

•	Considering the updated year-to-date scenario and outlook, Eni’s Board has resolved an extraordinary dividend[3] of €0.46 per share (totaling €1.3 bln) that is due to be paid on December 9, in line with the Group stated remuneration policy to return 100% of upside in CFFO due to a scenario above certain thresholds compared to the original assumptions[4].

•	The 2026 share repurchase plan is raised to €3.8 bln, up 12% from last quarter already revised guidance of €3.4 bln, in line with the Group distribution policy of returning 60% of upside vs. the budgeted CFFO (€11.5 bln) to shareholders till a Brent price of 90 $/bbl. The new buyback amount is almost triple the initial guidance of €1.5 bln at the budgeted cash flow.

•	Confirmed the planned 2026 ordinary dividend of €1.1 per share (up 5% vs. 2025).

1 Brent price 95 $/bbl, SERM refining margin at 18 $/bbl (as adjusted to include differential and utility costs) and TTF gas price of 55 €/MWh (exchange rate EUR/USD of 1.15).

2 Group’s sensitivities are confirmed as follows: €0.11 bln and €0.08 bln per each one-dollar change in the Brent price and SERM margin respectively; €0.03 bln for each one-euro per MWh change in the spot price of European gas.

3 Ex-dividend date December 7, 2026. Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of December 8, 2026 (record date).

Holders of ADRs, outstanding at the record date of December 8, 2026, will receive €0.92 per ADR, payable on January 8, 2027, with each ADR listed on the New York Stock Exchange representing two Eni shares. On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

4 Eni’s shareholders’ distribution policy foresees that 100% of the upside in adjusted CFFO is paid as extraordinary dividend in case of a forecast Brent price scenario for the FY above 90 $/bbl and other variances, where gas prices and refining margins exceed scenario assumptions by more than 50%.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
104.52	Brent dated	$/bbl	97.00	69.07	40	94.05	70.85	33
1.163	Average EUR/USD exchange rate		1.151	1.168	(1)	1.161	1.119	4
1,789	Hydrocarbons production⁽ᵃ⁾	kboe/d	1,829	1,756	4	1,805	1,691	7
832	Liquids	kbbl/d	845	860	(2)	846	824	3
5,006	Natural gas	mmcf/d	5,148	4,687	10	5,017	4,535	11
69.79	Average realizations ⁽ᵇ⁾	$/boe	69.31	52.07	33	64.77	52.68	23
96.50	Liquids	$/bbl	85.59	64.00	34	84.65	65.43	29
8.42	Natural gas	$/kcf	9.60	7.40	30	8.39	7.37	14

(a) In the third quarter 2026 and in the nine months 2026, it includes 81 and 79 kboe/d, respectively, of production related to certain sanctioned joint-venture partners.

(b) Prices related to consolidated subsidiaries.

•	In Q3 ’26, hydrocarbons production averaged 1.83 mln boe/d, 4% higher than the comparative period (1.81 mln boe/d in the nine months ’26, up 7% from the comparative period) driven by projects ramp-ups in Congo and Mexico, and higher contribution from Indonesia/Malaysia benefitting from the full operativity of the Searah JV, as well as operational continuity. Quarterly underlying y-o-y production growth was 7%, adjusted for impact of portfolio transactions and price effects.

•	Liquids production was 845 kbbl/d in Q3 ’26, representing a 2% decrease compared to Q3 ’25 (846 kbbl/d in the nine months ’26, up 3% from the comparative period), due to portfolio transactions and price effects offset by growth in Congo, Indonesia/Malaysia and Mexico.

•	Natural gas production was 5,148 mmcf/d, an increase of 10% compared to Q3 ’25 (5,017 mmcf/d in the nine months ’26, 11% higher than the comparative period) mainly due to organic growth in Congo, Indonesia/Malaysia and Norway.

Results

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
5,861	Upstream turnover	5,686	4,616	23	16,497	14,723	12
4,769	Proforma adjusted EBIT	4,631	2,638	76	12,757	8,368	52
1,793	of which: main JV/Associates	1,927	838	..	4,794	2,679	79
1,651	Operating profit (loss) of subsidiaries	2,440	1,670	46	5,942	5,116	16
1,325	Exclusion of special items	264	130		2,021	573
2,976	Adjusted operating profit (loss) of subsidiaries	2,704	1,800	50	7,963	5,689	40
3,469	Adjusted profit (loss) before taxes	3,223	2,015	60	9,090	6,428	41
35.2	tax rate (%)	34.8	41.7		35.9	44.8
2,249	Adjusted net profit (loss)	2,100	1,175	79	5,829	3,547	64
167	Exploration expenses:	65	45	44	285	131	..
81	prospecting, geological and geophysical expenses	57	36	58	191	122	57
86	write-off of unsuccessful wells	8	9		94	9
1,526	Capital expenditure	1,091	1,535	(29)	4,232	4,310	(2)

Q2			Q3			Nine months
2026	Main JV/Associates		2026	2025	% Ch.	2026	2025	% Ch.
1,793	Adjusted operating profit (Eni's share)	(€ million)	1,927	838	..	4,794	2,679	79
1,217	of which: Vår Energi		1,212	479	..	3,132	1,488	..
286	Azule Energy		216	204	6	679	654	4
592	Adjusted net profit		498	299	67	1,289	794	62
250	Total dividends		876	307	..	1,434	903	59
566	Hydrocarbon production	(kboe/d)	648	493	31	580	452	28

•	In 3Q ’26, Exploration & Production reported a proforma adjusted EBIT of €4,631 mln, increasing by 76% vs. 3Q ’25 driven by volume growth and improved mix in a supportive commodity environment, translating into better realizations of equity production, higher crude oil realized prices in USD (the Brent marker was up by 40%) and higher gas realizations (up by 30%). In the nine months ’26, proforma adjusted EBIT was €12,757 mln, up 52% compared to the nine months ’25, due to the same drivers as for the 3Q.

•	In 3Q ’26, the segment reported an adjusted net profit of €2,100 mln, an increase of 79% y-o-y and included a higher contribution from JVs and associates. Adjusted net profit was €5,829 mln in the nine months ’26, an increase of 64% y-o-y.

•	In 3Q ’26 the tax rate was about 35%, lower than in 3Q ’25 (42%), due to a more favorable geographical mix of pretax profit.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In an exceptional year for exploration, discovered resources in the nine months ‘26 stand at 1.23 bln boe from activities in Angola, Namibia, Côte d’Ivoire, Libya, Egypt, Norway and Indonesia.

•	In August, Argentina LNG, the integrated liquefied natural gas (LNG) project promoted by YPF, Eni and XRG, has submitted its application to join Argentina’s Large Investment Incentive Regime (RIGI), supporting the development of a large-scale LNG export project leveraging the resources of the Vaca Muerta formation. The submission of the RIGI application represents an important milestone toward the project’s Final Investment Decision (FID) targeted by the end of 2026.

•	In August, Eni and Sonatrach signed a new Memorandum of Intent aimed at expanding cooperation between the two companies in the promotion of concrete initiatives for the decarbonisation of the Oil & Gas sector and the reduction of emissions in Algeria, while adopting international best practices. In particular, the parties will cooperate in the field of natural CO₂ removal initiatives through forestry projects and will strengthen activities for the monitoring, quantification and reduction of methane emissions through the adoption of relevant international Oil & Gas standards.

•	In August, Eni signed with MIWEN (a wholly owned subsidiary of YPF) and the Uruguayan National Oil Company ANCAP, the agreement for entering the OFF-5 exploration block offshore Uruguay, following approval by the Uruguayan authorities. Eni is the operator of the OFF-5 block with a 50% interest. Eni’s entry into Uruguay alongside MIWEN further strengthens the collaboration between Eni and YPF, partners in the integrated upstream-midstream Argentina LNG (ARGLNG) project, as well as Eni’s presence in South America.

•	In September, Eni signed the “Contrato de Participación Productiva de Hidrocarburos” (CPPH) for the development of the Junín 5 giant oil field, located onshore in the Orinoco Belt. The signing of the CPPH marks the completion of the process launched with the signing of the Head of Terms in April. The 25-year agreement, with the possibility of extension, grants Eni the role of exclusive operator of the Junín 5 area, with full responsibility for the technical, financial and commercial management of the project. Junín 5 is a heavy oil field containing 35 bln bbl of certified oil in place. It currently produces approximately 12 kbbl/d.

•	In September, Eni announced the completion of the sale of a 10% stake in the Baleine project in Côte d’Ivoire to SOCAR. The transaction aligns with Eni's strategy of optimising its upstream portfolio through its Dual Exploration approach.

•	In September, Eni was awarded a new exploration licence on the Sapukala block in the prolific Kutei Basin, Indonesia.

•	In October, Eni signed two binding agreements to sell interests in certain Indonesian upstream assets operated by Searah, which comprised a 10% interest in the East Sepinggan, North Ganal, and Rapak PSCs to Pertamina, Indonesia’s national energy company and a 10% interest in the West Ganal, East Ganal, Ganal and Muara Bakau PSCs to Medco, a Southeast Asian energy and natural resources company. These transactions help to further confirm the material value created by Eni through the operation of M&A, exploration and project development. Completion of both transactions is subject to governmental and regulatory approvals.

Global Gas & LNG Portfolio and Power

Sales and production

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Global Gas & LNG Portfolio
47	Spot Gas price at Italian PSV	€/MWh	66	36	86	52	41	27
46	TTF		63	32	95	50	38	30
1	Spread PSV vs. TTF		3	3	(3)	2	3	(14)
	Natural gas sales	bcm
5.62	Italy		5.46	4.26	28	18.75	14.70	28
4.27	Rest of Europe		3.80	3.72	2	13.39	12.79	5
0.08	Importers in Italy		0.08	0.09	(11)	0.25	0.59	(58)
4.19	European markets		3.72	3.63	2	13.14	12.20	8
0.86	Rest of World		1.42	1.20	18	3.19	2.82	13
10.75	Worldwide gas sales (a)		10.68	9.18	16	35.33	30.31	17
2.9	LNG sales		3.1	3.3	(6)	9.4	8.9	6
	Power
3.91	Thermoelectric production	TWh	5.28	4.83	9	14.51	14.77	(2)

(a) Data include intercompany sales.

•	In 3Q ’26, natural gas sales were 10.68 bcm, an increase of 16% from the comparative period. Sales in Italy increased by 28% vs. 3Q ’25, while sales in the European markets amounted to 3.72 bcm, an increase of 2% vs. 3Q ’25, reflecting higher sales in France. LNG sales in 3Q ‘26 decreased by 6% compared to the same period of 2025. In the nine months ’26, natural gas sales amounted to 35.33 bcm, up 17% vs the nine months ‘25, mainly thanks to higher gas volumes marketed in Italy (up 28% vs. the nine months ’25) and in the European markets (up 8% vs. the nine months ’25), in particular in Benelux and Germany/Austria.

•	Thermoelectric production amounted to 5.28 TWh in 3Q ’26, up by 9% vs. 3Q ’25 with a higher plant utilization rate in order to capture the favorable environment scenario (14.51 TWh in the nine months ‘26, representing a decrease of 2% compared to the same period in 2025).

Results

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
4,058	Sales from operations	6,290	3,503	80	15,723	12,537	25
503	Proforma adjusted EBIT	445	346	29	1,275	1,206	6
468	GGP	407	279	46	1,190	910	31
8	of which: main JV/Associates	6	4	50	23	23	-
35	Power	38	67	(43)	85	296	(71)
523	Operating profit (loss) of subsidiaries	(703)	227	..	(322)	1,585	..
(28)	Exclusion of special items	1,142	115		1,574	(402)
495	Adjusted operating profit (loss) of subsidiaries	439	342	28	1,252	1,183	6
497	Adjusted profit (loss) before taxes	441	348	27	1,262	1,200	5
311	Adjusted net profit (loss)	268	216	24	783	758	3
14	Capital expenditure	7	14	(50)	29	51	(43)

•	In 3Q ’26, the Global Gas & LNG Portfolio business achieved a proforma adjusted EBIT of €407 mln, an almost 50% increase over the 3Q ‘25, due to continued asset portfolio optimizations and the benefits associated with capturing the heightened scenario volatility. In the nine months ’26, proforma adjusted EBIT amounted to €1,190 mln, up by 31% compared to the nine months ’25 reflecting the same drivers as in the third quarter ‘26 and higher supplied volumes of LNG, as well as specific benefits relating to renegotiations and settlements.

•	In 3Q ’26, the Power generation business reported a proforma adjusted EBIT of €38 mln down by 43% compared to the 3Q ‘25, due to the circumstance that the 2025 results were impacted by a one-off item, as well as higher expenses, partly offset by improved electricity crack spreads. In the nine months ‘26, proforma adjusted EBIT was €85 mln, down by €211 mln or 71% compared to the nine months ’25 due to the same drivers as for the quarter.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Transition Businesses

Enilive

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Enilive
1,732	Spread EU HVO UCO-based vs UCO (CIF)	$/tonnes	1,609	1,143	41	1,618	899	80
1,122	Spread US RD(a) UCO-based vs UCO		1,512	420	..	1,128	449	..
275	Bio throughputs	ktonnes	262	315	(17)	789	881	(10)
74	Average bio refineries utilization rate	%	71	85		70	79
5.24	Total Enilive sales	mmtonnes	5.67	5.75	(1)	15.59	16.41	(5)
2.11	Retail sales		2.20	2.10	5	6.20	5.85	6
1.57	of which: Italy		1.65	1.49	11	4.61	4.14	11
2.47	Wholesale sales		3.00	3.21	(7)	7.85	8.92	(12)
1.74	of which: Italy		2.04	2.42	(16)	5.43	6.78	(20)
0.66	Other sales		0.47	0.44	7	1.54	1.64	(6)

(a) Renewable Diesel.

•	In 3Q ’26, bio throughputs were 0.26 mmtonnes, decreasing by 17% vs. the comparative period, driven by lower volumes processed at the Gela and Venice biorefineries following the planned shutdown, in order to enhance biorefinery configuration, partially offset by better performance of Chalmette biorefinery. In the nine months ‘26, bio throughputs decreased by 10% compared to the same period of 2025, mainly reflecting the shutdown at Venice.

•	In 3Q ’26, retail sales were 2.20 mmtonnes, a 5% increase vs 3Q ’25, supported by a positive performance in Italy. In the nine months ‘26, retail sales amounted to 6.20 mmtonnes, up by 6% vs. the nine months ’25, following the same driver of the quarter.

•	In 3Q ’26, wholesale sales were 3 mmtonnes, a reduction of 7% y-o-y due to portfolio optimization in a competitive market in Italy. In the nine months ‘26, wholesale sales amounted to 7.85 mmtonnes, a reduction of 12% vs. the nine months ‘25, following the same drivers of the quarter.

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
6,917	Sales from operations	7,726	5,206	48	19,400	14,742	32
375	Proforma adjusted EBITDA	490	317	55	1,082	698	55
295	Proforma adjusted EBIT	410	233	76	843	457	84
28	of which: main JV/Associates	57	(8)	..	87	(32)	..
192	Operating profit (loss) of subsidiaries	389	219	78	764	393	94
70	Exclusion of inventory holding (gains) losses	(154)	(8)		(189)	34
5	Exclusion of special items	118	30		181	62
267	Adjusted operating profit (loss) of subsidiaries	353	241	46	756	489	55
287	Adjusted profit (loss) before taxes	407	225	81	821	438	87
208	Adjusted net profit (loss)	296	163	82	597	304	96
293	Cash flow from operations before changes in working capital at replacement cost	404	283	43	862	608	42
(438)	Net borrowings	(882)	(1,338)	34	(882)	(1,338)	34
56	Capital expenditure	103	98	5	222	199	12

•	In 3Q ’26 Enilive reported a proforma adjusted EBIT of €410 mln, up by 76% compared to 3Q ’25 (€843 mln in the nine months ’26, compared to €457 mln in the nine months ’25, up by 84%) mainly thanks to the biorefining business, which benefited from an improved market scenario, despite the Venice plant shutdown.

•	Proforma adjusted EBITDA amounted to €490 mln, increasing by 55% compared to the 3Q ’25 (€317 mln). In the nine months ’26 Enilive reported a proforma adjusted EBITDA of €1,082 mln, compared to an EBITDA of €698 mln in the nine months ’25 (up by 55%).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	Starting from 1st September, BWT Alpine Formula One Team is using HVOlution, Enilive’s diesel biofuel produced from 100% renewable raw materials, to power its logistics vehicles during European rounds of the FIA Formula One World Championship.

•	In September, Eni and Teha presented at the Cernobbio Forum the strategic study “Sustainable biofuels as a strategic lever for industrial competitiveness, energy security and decarbonization”. The study highlights renewable biofuels, including HVO and SAF, as an already available solution to support transport decarbonisation, strengthen energy security, diversify supplies, reduce GHG emissions across the value chain, and preserve industrial competitiveness, capacity and skills of European countries.

•	In September, Eni and Petronas signed a Feasibility Agreement (FA) to evaluate the development of high-performance bio-gasoline based on Ecofining™ technology. The agreement will assess the technical, market, sustainability and performance aspects of renewable bio-gasolines for motor-sport and other commercial applications in supporting transport decarbonization.

•	At the end of September, Eni launched the initiative “Eni for Italy” by introducing a price cap on fuels marketed on the Enilive stations at €2.19/l for diesel and €1.99/l for petrol, approximately 17 cents lower than current average levels, intended to help Italian customers withstand the rising energy costs. The price cap is linked to the excise tax relief in effect, and has been applied starting September 28, for an initial period of 30 days, with the possibility to be extended through the end of the year depending on market and supply trends.

•	In October, Eni extended the price reduction on fuels marketed to the agricultural and fishing sectors, through a discounted price of 20% net of VAT. The discount will apply until October 31, and may be extended until the end of the year, depending on market conditions and product availability.

Plenitude

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Plenitude
124	Italian PUN Index GME	€/MWh	182	110	65	145	117	24
10.8	Retail and business customers at period end	mln pod	10.8	9.9	9	10.8	9.9	9
0.65	Retail and business gas sales to end customers	bcm	0.41	0.47	(13)	3.33	3.54	(6)
5.14	Retail and business power sales to end customers	TWh	6.41	4.84	32	16.74	13.83	21
6.0	Installed capacity from renewables at period end	GW	6.1	4.8	27	6.1	4.8	27
2.2	Energy production from renewable sources	TWh	2.2	1.6	38	6.2	4.3	44
23.2	EV charging points at period end	thousand	23.3	22.1	5	23.3	22.1	5

•	As of September 30, 2026, retail and business customers were 10.8 mln (gas and electricity), an increase of 0.9 mln compared to September 30, 2025 mainly benefitting from the acquisition of the Acea Energia customer portfolio.

•	Retail and business gas sales to end customers amounted to 0.41 bcm in 3Q ’26, decreasing by 13% compared to 3Q ’25. In the nine months ‘26, gas sales amounted to 3.33 bcm, decreasing by 6% vs. the comparative period, due to greater competitive pressure.

•	Retail and business power sales to end customers were 6.41 TWh in 3Q ’26, reflecting an increase of 32% compared to 3Q ’25, due to higher sales in Italy. In the nine months ’26 power sales amounted to 16.74 TWh (+21%), benefitting from increasing customer portfolio in the domestic business segment, following the above mentioned Acea Energia acquisition.

•	As of September 30, 2026, the installed capacity from renewables was 6.1 GW, with an increase of 1.3 GW compared to September 30, 2025, reflecting the organic development in Spain, the UK, Greece and Italy, as well as the acquisitions in France.

•	Energy production from renewable sources was 2.2 TWh in 3Q ’26, up by 38% y-o-y, mainly thanks to the increased capacity in France and the development of organic projects in Spain and UK (6.2 TWh in the nine months ’26, +44% vs. the comparative period).

•	As of September 30, 2026, EV charging points amounted to 23.3 thousand, up by 5% compared to 22.1 thousand as of September 30, 2025, thanks to network development, mainly in Italy, France and Germany.

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
2,075	Sales from operations	2,444	1,818	34	7,749	7,421	4
233	Proforma adjusted EBITDA	204	221	(8)	745	835	(11)
226	Proforma adjusted EBIT	191	98	95	630	472	33
52	Operating profit (loss) of subsidiaries	864	23	..	1,690	87	..
147	Exclusion of special items	(707)	69		(1,134)	371
199	Adjusted operating profit (loss) of subsidiaries	157	92	71	556	458	21
189	Adjusted profit (loss) before taxes	165	84	96	558	420	33
130	Adjusted net profit (loss)	120	53	..	384	276	39
154	Cash flow from operations before changes in working capital at replacement cost	117	163	(28)	519	743	(30)
118	Capital expenditure	142	190	(25)	361	530	(32)

•	In 3Q ’26 Plenitude reported a proforma adjusted EBIT of €191 mln, up by 95% vs 3Q ’25, benefiting from volume growth in the renewables business and the halting of depreciation connected to the deconsolidation transaction. In the nine months ’26 Plenitude reported a proforma adjusted EBIT of €630 mln, an increase of 33% compared to a proforma adjusted EBIT of €472 mln in the nine months ’25.

•	In 3Q ’26, proforma adjusted EBITDA amounted to €204 mln, down by 8% vs 3Q ’25, reflecting the current competitive environment in retail and scenario conditions in particular renewable markets, offsetting renewables growth. In the nine months ’26 proforma adjusted EBITDA was €745 mln, down by 11% compared to the nine months ’25 (€835 mln).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In September, Plenitude JV GreenIT started production at two photovoltaic facilities located in Northern Italy. The plants are expected to generate around 30 GWh of electricity annually, with a combined installed capacity of approximately 19 MW.

•	From 1st October 2026, as part of the “Eni for Italy” initiative, Plenitude has been offering customers a 30% discount on the raw material component of its contractual offer for the supply of electricity and gas compared with its main fixed-price offer, with prices locked in for two years. The initiative applicable to contracts signed by October 24, 2026 will support Italian customers in withstanding the current energy scenario, with Plenitude absorbing the increase in costs of raw materials.

•	In October, Plenitude’s shareholders Eni, Ares and EIP completed the reorganization of the ownership structure of the investee, effective as of September 30, 2026, as they closed a non-proportional capital increase of €1.56 bln, subscribed by Eni for 30% and resulting in the dilution of its participation interest at 65%. The transaction implied a pre-money 100% equity valuation of Plenitude of about €10.8 bln and an Enterprise Value of €13 bln. The new ownership structure is complemented by a governance model based on the joint control of Eni and Ares and has triggered loss of control of Eni over Plenitude with the consequent derecognition of all Plenitude’s assets and liabilities and recognition of the participation interest at fair value which will be accounted based on the equity-method going forward. For further information on the transaction see “Basis of presentation” below.

Refining, Chemicals and Sites in transformation

Production and sales

Q2			Q3			Nine months
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Refining
8.3	Standard Eni Refining Margin (SERM) (a)	$/bbl	28.1	8.9	..	15.5	5.8	..
3.37	Throughputs in Italy on own account	mmtonnes	4.14	3.81	9	10.28	10.88	(5)
1.73	Throughputs in the rest of World on own account		2.47	2.79	(12)	6.43	7.95	(19)
5.10	Total throughputs on own account		6.61	6.60	0	16.71	18.83	(11)
74	Average refineries utilization rate	%	86	84		76	81
	Chemicals
0.61	Sales of chemical products	mmtonnes	0.60	0.59	3	1.86	2.10	(11)
57	Average plant utilization rate	%	43	47	(9)	53	50	6
(a) Given volatility and market dislocations, the benchmark SERM refining margin has been calculated to factor such conditions.

Refining

•	In 3Q ’26, the Standard Eni Refining Margin averaged 28.1 $/barrel vs. 8.9 $/barrel in 3Q ’25 mainly due to more favorable middle distillate crack spreads reflecting the continuing product tightness in connection with disrupted flows from the Middle East and plant outages against a backdrop of refinery closures in the Atlantic Basin (15.5 $/barrel in the nine months ‘26, representing an increase vs. 5.8 $/barrel reported in the nine months ’25).

•	In 3Q ’26, throughputs on own accounts at Eni’s refineries in Italy amounted to 4.14 mmtonnes, up 9% y-o-y, mainly benefitting from higher volumes at the Taranto refinery due to higher plant availability. In the nine months ’26 throughputs amounted to 10.28 mmtonnes, down by 5% vs. the comparative period. Throughputs outside Italy amounted to 2.47 mmtonnes, decreasing by 12% vs. 3Q ’25, due to lower volumes processed connected to the closure of the Strait of Hormuz. In the nine months ’26, throughputs of 6.43 mmtonnes decreased by 19% vs nine months ’25, following the same drivers of the quarter.

Chemicals

•	Sales of chemical products were 0.60 mmtonnes in 3Q ’26, almost in line with the comparative period due to higher production in particular polymers, despite the closing of the Brindisi and Priolo sites, but now under transformation, and weaker demand. In the nine months ‘26, sales amounted to 1.86 mmtonnes, representing a decrease of 11% from the comparative period due to the same drivers of the quarter.

•	Margins remained weak across the board as commodity prices did not recover feedstock and energy input expenses due to European industry headwinds, sluggish economic activity, and competitive pressures from players with advantaged cost structure.

Results

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
6,441	Sales from operations	7,050	4,545	55	17,603	14,010	26
(40)	Proforma adjusted EBIT	472	(53)	..	172	(580)	..
80	Refining (a)	727	135	439	793	35	..
3	of which: main JV/Associates	271	83	..	294	112	..
(65)	Chemicals	(178)	(188)	5	(401)	(615)	35
(55)	Sites in transformation	(77)	0		(220)	0
(129)	Operating profit (loss) of subsidiaries	(45)	(291)	85	(347)	(1,593)	78
(151)	Exclusion of inventory holding (gains) losses	(300)	69		(855)	496
237	Exclusion of special items	546	86		1,080	405
(43)	Adjusted operating profit (loss) of subsidiaries	201	(136)	..	(122)	(692)	82
(63)	Adjusted profit (loss) before taxes	423	(58)	..	101	(608)	..
(87)	Adjusted net profit (loss)	313	(74)	..	(3)	(581)	99
282	Capital expenditure	39	142	(73)	479	430	11
(a) Due to the shutdown of the gasoline production unit in the first half 2026, the Livorno hub, currently being upgraded to a biorefinery, has been reclassified to the segment “Sites in transformation” effective January 1, 2026.

•	In 3Q ’26, the Refining business, including the contribution from the ADNOC R&GT associate, reported a massive proforma adjusted profit of €727 mln, up more than 400% over the 3Q ‘25. This performance reflected the business’s ability to capture the upside of a very favorable margin scenario due to plant availability and slightly improved utilization rates and a recovery in ordinary export and trading activities at the associate. Those positives were partly offset by higher shipping expenses, narrowing differentials between heavy/sour vs. light/sweet crudes, which penalized margins at complex cycles and also some hedging factors. In the nine months ’26, the business reported a proforma adjusted profit of €793 mln, an increase compared to the proforma adjusted profit of €35 mln reported in the nine months ’25.

•	In 3Q ’26, the Chemical business’s proforma adjusted loss of €178 mln (slightly lower vs. 3Q ‘25) was affected by an anticipated resumption of the structural weak trends that have been characterizing the European sector for the latest years, following the temporary second quarter rebound due to the fallouts from the crisis of the Strait of Hormuz. In 3Q ‘26, rapidly escalating costs of oil-based feedstock and higher expenses for energy and other plant utilities have not been transferred to commodity plastics final prices due to macro headwinds impacting commodity demands and competitive pressures from players with advantaged cost structures in a backdrop of global overcapacity, resulting in products margins falling below the already depressed levels recorded in the year-ago quarter. Negative scenario effects were absorbed by optimization actions and cost efficiencies deriving from ongoing restructuring initiatives and last year’s plant closures. In the nine months ’26, proforma adjusted loss amounted to €401 mln, 35% better than the €615 mln loss recorded in the nine months ’25.

•	The Sites in transformation business is currently managing restructuring, decommissioning and environmental remediation operations at petrochemical hubs shut down, including the Brindisi and Priolo hubs, to prepare the sites for the next investment transformation phase. The reported loss of €77 mln reflected operating expenses incurred as part of the upgrading plan, while environmental and decommissioning provisions have been classified as special items.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Sustainability and other developments

The main developments of the Group strategy aimed at improving Eni’s ESG performance and building longer-term opportunities in the energy market have been:

•	In July, Eni opened up its supercomputing infrastructure to companies, start-ups and research centres, making its computational capacity, specialist expertise and advanced tools available to support the development of artificial intelligence solutions and digital innovation. Among the first companies and institutions to join the initiative are Domyn, Mercuria, Dompé, Almawave, Reply and the Bruno Kessler Foundation. Other companies, institutions and research centres will be able to join the initiative over time through project proposals of mutual interest.

•	In September, Eni Foundation inaugurated the maternity ward at Karwasa Health Centre, in the Musanze District of Rwanda. The initiative is part of a project aimed at strengthening maternal and child healthcare services in the country, with a particular focus on the management of basic and specialized obstetric and neonatal emergencies.

•	In September, Eni signed an agreement with Generative Bionics, an Italian deep-tech company specialising in the development of humanoid robots powered by Physical AI, to assess potential areas of technological and industrial collaboration in advanced robotics.

•	In September, Systema Foundation was established, an Italian alliance that brings together businesses, industry, finance, associations, and institutions, including Eni and other main companies, with the target of strengthening the competitiveness of production chains through collaboration, shared models and the Open-es platform.

•	In September, Eni ranked first out of 28 companies in Bloomberg ESG scores.

•	In October, Eni CCUS Holding announced that Liverpool Bay CCS has completed the installation of the new Douglas CCS platform in Liverpool Bay, marking a major step forward in the delivery of the CO2 Transportation and Storage project that serves as the backbone of the HyNet industrial decarbonisation cluster in the UK. The new Douglas CCS is the first purpose-built offshore platform dedicated to Carbon Capture and Storage for industrial decarbonisation in the world.

•	In October, the Bouri Gas Utilization Project was completed in Libya, allowing the recovery of associated gas from the field. The project represents one of the most significant emission-reduction initiatives in Libya’s energy sector, with greenhouse gas emissions expected to decrease by approximately 1.5 million tonnes of CO₂ per year. The recovered gas will be used to meet domestic demand.

•	In October, for the third consecutive year, Eni has received the “Gold Standard reporting” designation from the Oil and Gas Methane Partnership 2.0 for its commitment to reporting emissions with the highest levels of data quality.

Group results

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
24,375	Sales from operations	28,072	20,204	39	75,409	61,536	23
1,898	Operating profit (loss)	2,477	1,344	84	6,548	4,834	35
(151)	Exclusion of inventory holding (gains) losses	(383)	117	..	(968)	475	..
1,769	Exclusion of special items (a)	1,605	612	..	4,053	1,253	..
3,516	Adjusted operating profit (loss)	3,699	2,073	78	9,633	6,562	47
1,859	main JV/Associates adjusted EBIT	2,295	923	..	5,272	2,796	89
5,375	Proforma adjusted EBIT	5,994	2,996	..	14,905	9,358	59
4,769	E&P	4,631	2,638	76	12,757	8,368	52
503	Global Gas & LNG Portfolio (GGP) and Power	445	346	29	1,275	1,206	6
521	Transition Businesses	601	331	82	1,473	929	59
(40)	Refining, Chemicals and Sites in transformation	472	(53)	..	172	(580)	..
(378)	Corporate, other activities and consolidation adjustments	(155)	(266)		(772)	(565)
3,857	Adjusted profit (loss) before taxes	4,330	2,273	90	10,565	7,222	46
2,434	Adjusted net profit (loss)	2,931	1,315	..	6,740	3,943	71
3,376	Net profit (loss)	3,492	865	..	8,147	2,621	..
3,319	Net profit (loss) attributable to Eni's shareholders	3,205	803	..	7,595	2,518	..
(120)	Exclusion of inventory holding (gains) losses	(235)	87	..	(633)	333	..
(866)	Exclusion of special items (a)	(169)	357	..	(526)	942	..
2,333	Adjusted net profit (loss) attributable to Eni's shareholders	2,801	1,247	..	6,436	3,793	70
(a) For further information see table "Breakdown of special items".

•	In 3Q ’26, Eni Group earned €6 bln of adjusted proforma EBIT, doubled from 3Q ‘25, up €3 bln, with improved performance across almost all businesses, which were able to capture the upsides of a favorable commodity scenario thanks to volume growth, cost efficiencies and margin optimizations. E&P delivered €4.6 bln of adjusted proforma EBIT, a €2 bln improvement driven by organic production growth and a solid contribution from its satellites, particularly with the ramp-up of the Searah JV in Southeast Asia. The refining business marked a solid quarter due to a very profitable margin environment. The Transition-related satellites achieved €0.6 bln, almost double the amount of the 3Q ‘25, thanks to volume growth and margin expansion. In a challenging scenario, the Chemical arm was nonetheless able to pair a decline in commodity margins leveraging the ongoing restructuring efforts, while the reconversion of old sites to the transition is progressing.

•	In 3Q ’26 adjusted profit before taxes was €4.33 bln, 90% higher than 3Q ’25, reflecting the trend in the Group adjusted EBIT and higher profits reported at equity-accounted entities, partly offset by increased finance expenses (up €0.06 bln) over the third quarter 2025 due to higher rates of gross debt and lower income of fair valued held-for-trading securities driven by higher yields. In the nine months ‘26, the Group reported an adjusted profit before taxes of €10.57 bln, up 46% compared to the nine months ’25.

•	In 3Q ’26 adjusted net profit attributable to Eni’s shareholders of €2.80 bln more than doubled compared to 3Q ’25, factoring in a lower adjusted tax rate down to 32% from 42%, due to a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates and improved results of Italian subsidiaries driving a higher contribution to Group results. In the nine months ‘26, the Group reported an adjusted net profit attributable to Eni’s shareholders of €6.44 bln, up 70% compared to the nine months ’25.

Net borrowings and cash flow from operations

Q2		Q3			Nine months
2026	(€ million)	2026	2025	Change	2026	2025	Change
3,376	Net profit (loss)	3,492	865	2,627	8,147	2,621	5,526
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
140	- depreciation, depletion and amortization and other non monetary items	(352)	1,505	(1,857)	1,424	5,063	(3,639)
	- net gains on disposal of assets	(45)	(32)	(13)	(50)	(38)	(12)
1,539	- dividends, interests and taxes	1,274	891	383	3,974	3,275	699
269	Changes in working capital related to operations	178	435	(257)	(1,338)	627	(1,965)
578	Dividends received by equity investments	1,112	417	695	1,980	1,296	684
(1,196)	Taxes paid	(1,148)	(812)	(336)	(3,199)	(3,042)	(157)
(436)	Interests (paid) received	(152)	(191)	39	(882)	(822)	(60)
4,270	Net cash provided by operating activities	4,359	3,078	1,281	10,056	8,980	1,076
(2,041)	Capital expenditure	(1,415)	(2,017)	602	(5,423)	(5,790)	367
(735)	Investments and acquisitions	(134)	(229)	95	(934)	(580)	(354)
(281)	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	215	1,275	(1,060)	(56)	1,359	(1,415)
240	Other cash flow related to investing activities	(244)	(93)	(151)	11	(268)	279
1,453	Free cash flow	2,781	2,014	767	3,654	3,701	(47)
9	Net cash inflow (outflow) related to financial activities	(1,895)	(459)	(1,436)	(2,725)	(649)	(2,076)
104	Changes in short and long-term financial debt	1,669	(97)	1,766	4,129	(1,421)	5,550
(327)	Repayment of lease liabilities	(272)	(303)	31	(941)	(978)	37
(1,452)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	907	(1,371)	2,278	(1,620)	193	(1,813)
(156)	Issue of perpetual hybrid bond and interest payment	(30)	(1)	(29)	774	125	649
8	Effect of changes in consolidation and exchange differences of cash and cash equivalent	57	2	55	80	(202)	282
(361)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	3,217	(215)	3,432	3,351	769	2,582
4,469	Adjusted net cash before changes in working capital at replacement cost	4,287	3,297	990	11,634	9,486	2,148

Q2		Q3			Nine months
2026	(€ million)	2026	2025	Change	2026	2025	Change
1,453	Free cash flow	2,781	2,014	767	3,654	3,701	(47)
(327)	Repayment of lease liabilities	(272)	(303)	31	(941)	(978)	37
(9)	Net borrowings of acquired companies				(9)		(9)
(238)	Net borrowings of divested companies	1,846		1,846	1,608		1,608
307	Supplier financing agreements, exchange differences and other changes	(663)	(72)	(591)	(640)	(797)	157
(1,452)	Dividends paid and changes in non-controlling interest and reserves	907	(1,371)	2,278	(1,620)	193	(1,813)
(156)	Issue of perpetual hybrid bond and interest payment	(30)	(1)	(29)	774	125	649
(422)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	4,569	267	4,302	2,826	2,244	582
327	Repayment of lease liabilities	272	303	(31)	941	978	(37)
(141)	Inception of new leases and other changes	(445)	(113)	(332)	(855)	(43)	(812)
(236)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	4,396	457	3,939	2,912	3,179	(267)

In the nine months ’26, net cash provided by operating activities was €10,056 mln and included €1,980 mln of dividends received by Eni’s equity-accounted investments.

Adjusted net cash before changes in working capital at replacement cost was €11,634 mln in the nine months ’26 (€4,287 mln in the Q3 ’26) and is net of the following items:

•	inventory holding gains or losses relating to oil and products;
•	the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins;
•	the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis;
•	extraordinary risk and environmental provisions and other extraordinary charges/gains (the third quarter cash flow includes also the reversal of a gain accrued in the previous quarter relating to dividend distribution to JV Searah’s shareholders).

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q2		Q3			Nine months
2026	(€ million)	2026	2025	Change	2026	2025	Change
4,270	Net cash provided by operating activities	4,359	3,078	1,281	10,056	8,980	1,076
(269)	Changes in working capital related to operations	(178)	(435)	257	1,338	(627)	1,965
(123)	Exclusion of commodity derivatives	828	50	778	900	(3)	903
(151)	Exclusion of inventory holding (gains) losses	(383)	117	(500)	(968)	475	(1,443)
3,727	Net cash before changes in working capital at replacement cost	4,626	2,810	1,816	11,326	8,825	2,501
742	Extraordinary (gains) charges and other items	(339)	487	(826)	308	661	(353)
4,469	Adjusted net cash before changes in working capital at replacement cost	4,287	3,297	990	11,634	9,486	2,148

In the nine months ’26 organic capex was €5.06 bln (down 14% y-o-y) and excluded the share of capex that was reimbursed or is expected to be reimbursed upon closing of ongoing asset disposals, which has been used to net disposals of the period or reclassified in other cash flows related to investing activities. Organic capex also excluded the share of capex pertaining to sanctioned joint operators, which was funded by Eni.

Net borrowings before lease liabilities ex IFRS 16 decreased by around €2.8 bln in the nine months ’26 to €6.7 bln. The main inflows comprised the adjusted operating cash flow (€11.63 bln), a third-party capital contribution relating to the monetization of an upstream infrastructural portfolio (€1.75 bln) and the issuance of a hybrid bond (€0.99 bln) which were utilized to fund cash outflows related to organic capex (€5.06 bln), working capital needs (€1.4 bln), dividend payments to Eni’s shareholders and share repurchases of €4.30 bln (dividend payments of €2.33 bln and share repurchases of € 1.96 bln), repayment of lease liabilities and hybrid bond interest (€1.3 bln), acquisitions and other portfolio transactions (€1.3 bln) and the inception of supplier financing agreements and other changes (€1 bln). Group’s net borrowings benefited from Plenitude deconsolidation for approximately €2.75 bln.

Eni, following the authorization granted by the Shareholders' Meeting held on May 6, 2026, started a new share buyback program to be executed through April 2027 within the limit of the maximum authorized amount of €4 bln. In line with the Group remuneration policy, Eni’s management is planning to execute a buy-back program of €3.8 bln. As part of this, until October 16, 2026, around 85 mln shares have been purchased, for a cash outlay of €1.95 bln.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2025	Sept. 30, 2026	Change

Fixed assets
Property, plant and equipment	50,536	49,997	(539)
Right of use	5,184	5,100	(84)
Intangible assets	6,022	1,525	(4,497)
Inventories - Compulsory stock	1,187	1,787	600
Equity-accounted investments and other investments	14,484	25,791	11,307
Receivables financing and securities held for operating purposes	974	1,020	46
Net payables related to capital expenditure	(1,337)	(1,416)	(79)
	77,050	83,804	6,754
Net working capital
Inventories	5,143	8,011	2,868
Trade receivables	8,986	11,288	2,302
Trade payables	(13,901)	(17,899)	(3,998)
Net tax assets (liabilities)	1,506	1,973	467
Provisions	(14,580)	(14,131)	449
Other current assets and liabilities	(1,572)	(4,235)	(2,663)
	(14,418)	(14,993)	(575)
Provisions for employee benefits	(596)	(719)	(123)

Assets held for sale including related liabilities	5,979	1,864	(4,115)
CAPITAL EMPLOYED, NET	68,015	69,956	1,941

Eni's shareholders equity	47,940	54,508	6,568
Non-controlling interest	4,847	3,132	(1,715)
Shareholders' equity	52,787	57,640	4,853
Net borrowings before lease liabilities ex IFRS 16	9,528	6,702	(2,826)
Lease liabilities	5,700	5,614	(86)
Net borrowings after lease liabilities ex IFRS 16	15,228	12,316	(2,912)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,015	69,956	1,941
Gearing before lease liabilities ex IFRS 16	0.15	0.10
Gearing after lease liabilities ex IFRS 16	0.22	0.18

As of September 30, 2026, fixed assets (€83.8 bln) increased by approximately €6.8 bln from December 31, 2025, mainly due to initial recognition of the retained equity-accounted 65% ownership interest in Plenitude for €6.8 bln following loss of control, and the initial recognition in June 2026 of the 50% investment in the JV Searah for €4.9 bln resulting from the contribution in-kind of Eni’s gas assets in Indonesia. Capital expenditure for the period was €5.4 bln offset by DD&A. Positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.135 down by 3% compared to 1.176 as of December 31, 2025) increased the euro reported amounts of dollar-denominated assets for €2 bln.

Net working capital amount was €15 bln, a modest decrease over December 31, 2025. Higher inventory book value because of the weighted average cost of supplies in an environment of rising commodity prices and net provisions utilizations were more than offset by the balance between trade receivables and payables (€1.7 bln) and the other current assets and liabilities (€2.7 bln) due to fair value changes of derivative instruments.

Asset held for sale included certain held-for-sale E&P properties.

Eni’s shareholders equity (€54.5 bln) increased by €6.6 bln from December 31, 2025, mainly due to net profit for the period (€7.6 bln) and positive foreign currency translation differences (€1.7 bln), partly offset by the negative change in the cash flow hedge reserve of €2.2 bln as well as by shareholders remuneration of approximately €4.3 bln (dividends and share buyback). It was also recognized as Group equity a capital contribution of €1.8 bln from a pool of investors to participate in the future dividend stream from a portfolio of E&P infrastructural assets.

Non-controlling interests of €3.1 bln mainly included: i) a minority participating interest acquired by the private equity fund KKR in the share capital of Enilive (€0.9 bln) in 2025; ii) a perpetual subordinated hybrid bond (€1.8 bln) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders, (iii) while the €2 bln minority interest in Plenitude representing equity investments made by Ares and Eip funds was derecognized following loss of control over Plenitude by the Eni Group.

Net borrowings5 before lease liabilities as of September 30, 2026 of €6.7 bln were down by approximately €2.8 bln from December 31, 2025.  Gearing6 - the ratio of net borrowings to net capital employed before lease liabilities - was 0.10 on September 30, 2026.

Considering the portfolio transactions underway mainly relating to the sale of a 10% stake of the Indonesian assets, the Group proforma gearing stands at 0.09.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €4,053 mln and €1,605 mln in the nine months ’26 and Q3 ’26, respectively) is as follows:

•	E&P: net charges of €2,021 mln were incurred in the nine months ’26 (€264 mln in Q3 ‘26). Those mainly comprised impairment losses at oil&gas properties driven by re-prioritization of investment capital away from future phases of development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy, as well as downward reserves revisions (€1,231 mln and €28 mln in the nine months ’26 and Q3 ’26, respectively); credit loss provisions (€102 mln and €10 mln in the nine months ’26 and Q3 ’26, respectively), decommissioning activities in compliance with applicable regulations (€67 mln in both reporting periods), risk provisions (€44 mln and €33 mln in the nine months ’26 and Q3 ’26, respectively) and provisions for redundancy incentives (€38 mln and €29 mln in the nine months ’26 and Q3 ’26, respectively);
•	GGP and Power: net charges of €1,574 mln in the nine months ’26 (net charges of €1,142 mln in Q3 ‘26) mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (charge of €1,619 mln and €1,305 mln in the nine months ’26 and Q3 ’26, respectively). The reclassification of the positive balance of €176 mln (€24 mln in Q3 ‘26) related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	Transition Businesses: net gains of €953 mln (net gains of €589 mln in Q3 ‘26) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (gain of €1,102 mln and of €693 mln in the nine months ’26 and Q3 ‘26, respectively);
•	Refining, Chemicals and Sites in transformation: net charges of €1,080 mln (€546 mln in Q3 ’26) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS (€360 mln and €182 mln in the nine months ’26 and Q3 ’26, respectively); the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in Refining business (€210 mln and €48 mln in the nine months ’26 and Q3 ’26, respectively) as well as environmental charges of €316 mln (€226 mln in Q3 ’26).

Below operating profit, the main special items comprised a gain of around €2 bln on the contribution of gas assets in Indonesia to the Searah JV with Petronas made in June 2026 in exchange for a 50% participating interest in the new equity-accounted entity and around €1.5 bln gain on the alignment of the book value of the retained ownership interest in Plenitude at the fair value underlying the transaction with the private equity fund Ares triggering the loss of control over the former subsidiary and remeasurement of the retained ownership interest.

5 Details on net borrowings are furnished on page 25.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s unaudited results for the third quarter and the nine months of 2026 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2026, the nine months of 2026 and for the third quarter and the nine months of 2025. Information on the Company’s financial position relates to end of the periods as of September 30, 2026 and December 31, 2025.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2025 Annual Report on Form 20-F filed with the US SEC on March 23, 2026, which investors are urged to read.

The Annual Report on Form 20-F 2025 is published on Eni’s website (eni.com) in the “Publications” section.

Shareholders can request a hard copy of Eni’s Annual Report on Form 20-F 2025, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Effective September 30, 2026, Eni and private equity investor Ares have closed a non-proportional share capital increase at Eni’s former subsidiary Plenitude, which was subscribed for 30% by Eni and the remaining by Ares, resulting in Eni diluting its ownership interest to 65%. As part of the transaction, the two shareholders have agreed to a new governance framework, which is establishing joint control over the entity. Therefore, at closing Plenitude’s assets and liabilities have been derecognized from Eni Group consolidated accounts and the retained 65% ownership interest in the investee has been recognized at the net asset fair value underlying the transaction with the recording of a gain of around €1.5 billion given by difference between the book value of the derecognized net assets and the fair value of shareholding at the transaction date. This gain has been reported within results from discontinued operations. Going forward, the shareholding in Plenitude will be recognized as a joint venture accounted with the equity method.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2026 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding. Gearing ex-IFRS 16 is calculated by excluding lease liabilities and right-of-use assets from numerator and denominator, respectively. On a proforma basis gearing is calculated net of pending portfolio transactions.

Cash flow from operations before changes in working capital at replacement cost (Adjusted net cash before changes in working capital at replacement cost)

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	2,440	(703)	389	864	(45)	(448)	(20)	2,477	(864)	249	(615)	1,862
Exclusion of inventory holding (gains) losses			(154)		(300)		71	(383)				(383)
Exclusion of special items:
environmental charges			7		226	159		392				392
impairment losses (impairment reversals), net	28	1	28		63	5		125				125
impairment of exploration projects
net gains on disposal of assets	(9)				(2)			(11)				(11)
risk provisions	33				(1)	(4)		28				28
provision for redundancy incentives	29	10	55	1	56	87		238	(1)		(1)	237
commodity derivatives	34	1,305	28	(721)	182			828	721	(722)	(1)	827
exchange rate differences and derivatives	(7)	24	(1)		1			17				17
other	156	(198)	1	13	21	(5)		(12)	(13)		(13)	(25)
Special items of operating profit (loss)	264	1,142	118	(707)	546	242		1,605	707	(722)	(15)	1,590
Adjusted operating profit (loss) of subsidiaries (a)	2,704	439	353	157	201	(206)	51	3,699	(157)	(473)	(630)	3,069
main JV/Associates adjusted EBIT (b)	1,927	6	57	34	271			2,295	(34)		(34)	2,261
Proforma adjusted EBIT (c)=(a)+(b)	4,631	445	410	191	472	(206)	51	5,994	(191)	(473)	(664)	5,330
Finance expenses and dividends of subsidiaries (d)	21	(4)		3	(3)	(174)		(157)	(3)	2	(1)	(158)
Finance expenses and dividends of main JV/associates (e)	(196)	3	(3)	(21)	2			(215)	21		21	(194)
Income taxes of main JV/associates (f)	(1,233)	(3)		(8)	(48)			(1,292)	8		8	(1,284)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	498	6	54	5	225			788	(5)		(5)	783
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	3,223	441	407	165	423	(380)	51	4,330	(165)	(471)	(636)	3,694
Income taxes (i)	(1,123)	(173)	(111)	(45)	(110)	180	(17)	(1,399)	45	(7)	38	(1,361)
Tax rate (%)								32.3				36.8
Adjusted net profit (loss) (j)=(h)+(i)	2,100	268	296	120	313	(200)	34	2,931	(120)	(478)	(598)	2,333
of which:
- Adjusted net profit (loss) of non-controlling interest								130			267	397
- Adjusted net profit (loss) attributable to Eni's shareholders								2,801			(865)	1,936

Reported net profit (loss) attributable to Eni's shareholders								3,205			(1,757)	1,448
Exclusion of inventory holding (gains) losses								(235)				(235)
Exclusion of special items								(169)			892	723

Adjusted net profit (loss) attributable to Eni's shareholders								2,801			(865)	1,936

(€ million)
Third Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,670	227	219	23	(291)	(418)	(86)	1,344	(23)	(489)	(512)	832
Exclusion of inventory holding (gains) losses			(8)		69		56	117				117
Exclusion of special items:
environmental charges (expense recovered from third-parties)	2		11		19			32				32
impairment losses (impairment reversals), net	109		9		59	4		181				181
risk provisions	38					170		208				208
provision for redundancy incentives	3	1	1	1	3	10		19	(1)		(1)	18
commodity derivatives	16	(32)	1	66	(1)			50	(66)	64	(2)	48
exchange rate differences and derivatives	(32)	17			(1)	(1)		(17)				(17)
other	(6)	129	8	2	7	(1)		139	(2)		(2)	137
Special items of operating profit (loss)	130	115	30	69	86	182		612	(69)	64	(5)	607
Adjusted operating profit (loss) of subsidiaries (a)	1,800	342	241	92	(136)	(236)	(30)	2,073	(92)	(425)	(517)	1,556
main JV/Associates adjusted EBIT (b)	838	4	(8)	6	83			923	(6)		(6)	917
Proforma adjusted EBIT (c)=(a)+(b)	2,638	346	233	98	(53)	(236)	(30)	2,996	(98)	(425)	(523)	2,473
Finance expenses and dividends of subsidiaries (d)	(84)	(4)	(6)	(6)	3	(75)		(172)	6	4	10	(162)
Finance expenses and dividends of main JV/associates (e)	(137)	3	(2)	(9)	(19)			(164)	9		9	(155)
Income taxes of main JV/associates (f)	(402)	3		1	11			(387)	(1)		(1)	(388)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	299	10	(10)	(2)	75			372	2		2	374
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,015	348	225	84	(58)	(311)	(30)	2,273	(84)	(421)	(505)	1,768
Income taxes (i)	(840)	(132)	(62)	(31)	(16)	114	9	(958)	31	(5)	26	(932)
Tax rate (%)								42.1				52.7
Adjusted net profit (loss) (j)=(h)+(i)	1,175	216	163	53	(74)	(197)	(21)	1,315	(53)	(426)	(479)	836
of which:
- Adjusted net profit (loss) of non-controlling interest								68			(48)	20
- Adjusted net profit (loss) attributable to Eni's shareholders								1,247			(431)	816

Reported net profit (loss) attributable to Eni's shareholders								803			(448)	355
Exclusion of inventory holding (gains) losses								87				87
Exclusion of special items								357			17	374
Adjusted net profit (loss) attributable to Eni's shareholders								1,247			(431)	816

(€ million)
Nine months 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	5,942	(322)	764	1,690	(347)	(1,063)	(116)	6,548	(1,690)	(1,114)	(2,804)	3,744
Exclusion of inventory holding (gains) losses			(189)		(855)		76	(968)				(968)
Exclusion of special items:
environmental charges	15		55		316	149		535				535
impairment losses (impairment reversals), net	1,231	1	39		250	78		1,599				1,599
net gains on disposal of assets	(14)				(2)			(16)				(16)
risk provisions	44		1			2		47				47
provision for redundancy incentives	38	11	56	3	68	94		270	(3)		(3)	267
commodity derivatives	23	1,619	42	(1,144)	360			900	1,144	(1,147)	(3)	897
exchange rate differences and derivatives	20	176	(3)		17			210				210
other	664	(233)	(9)	7	71	8		508	(7)		(7)	501
Special items of operating profit (loss)	2,021	1,574	181	(1,134)	1,080	331		4,053	1,134	(1,147)	(13)	4,040
Adjusted operating profit (loss) of subsidiaries (a)	7,963	1,252	756	556	(122)	(732)	(40)	9,633	(556)	(2,261)	(2,817)	6,816
main JV/Associates adjusted EBIT (b)	4,794	23	87	74	294			5,272	(74)		(74)	5,198
Proforma adjusted EBIT (c)=(a)+(b)	12,757	1,275	843	630	172	(732)	(40)	14,905	(630)	(2,261)	(2,891)	12,014
Finance expenses and dividends of subsidiaries (d)	(162)	(13)	(14)	1	2	(495)		(681)	(1)	(10)	(11)	(692)
Finance expenses and dividends of main JV/associates (e)	(645)	9	(8)	(60)	(29)			(733)	60		60	(673)
Income taxes of main JV/associates (f)	(2,860)	(9)		(13)	(44)			(2,926)	13		13	(2,913)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	1,289	23	79	1	221			1,613	(1)		(1)	1,612
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	9,090	1,262	821	558	101	(1,227)	(40)	10,565	(558)	(2,271)	(2,829)	7,736
Income taxes (i)	(3,261)	(479)	(224)	(174)	(104)	404	13	(3,825)	174	(18)	156	(3,669)
Tax rate (%)								36.2				47.4
Adjusted net profit (loss) (j)=(h)+(i)	5,829	783	597	384	(3)	(823)	(27)	6,740	(384)	(2,289)	(2,673)	4,067
of which:
- Adjusted net profit (loss) of non-controlling interest								304			(359)	(55)
- Adjusted net profit (loss) attributable to Eni's shareholders								6,436			(2,314)	4,122

Reported net profit (loss) attributable to Eni's shareholders								7,595			(3,124)	4,471
Exclusion of inventory holding (gains) losses								(633)				(633)
Exclusion of special items								(526)			810	284
Adjusted net profit (loss) attributable to Eni's shareholders								6,436			(2,314)	4,122

(€ million)
Nine months 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	5,116	1,585	393	87	(1,593)	(957)	203	4,834	(87)	(2,864)	(2,951)	1,883
Exclusion of inventory holding (gains) losses			34		496		(55)	475				475
Exclusion of special items:
environmental charges (expense recovered from third-parties)			33		136	55		224				224
impairment losses (impairment reversals), net	578		14		218	12		822				822
net gains on disposal of assets	(3)				(3)			(6)				(6)
risk provisions	38				16	171		225				225
provision for redundancy incentives	12	1	2	1	10	27		53	(1)		(1)	52
commodity derivatives	(3)	(374)	2	358	14			(3)	(358)	354	(4)	(7)
exchange rate differences and derivatives	(17)	(280)	(1)		2			(296)				(296)
other	(32)	251	12	12	12	(21)		234	(12)		(12)	222
Special items of operating profit (loss)	573	(402)	62	371	405	244		1,253	(371)	354	(17)	1,236
Adjusted operating profit (loss) of subsidiaries (a)	5,689	1,183	489	458	(692)	(713)	148	6,562	(458)	(2,510)	(2,968)	3,594
main JV/Associates adjusted EBIT (b)	2,679	23	(32)	14	112			2,796	(14)		(14)	2,782
Proforma adjusted EBIT (c)=(a)+(b)	8,368	1,206	457	472	(580)	(713)	148	9,358	(472)	(2,510)	(2,982)	6,376
Finance expenses and dividends of subsidiaries (d)	(55)	(13)	(14)	(19)	(2)	(91)		(194)	19	75	94	(100)
Finance expenses and dividends of main JV/associates (e)	(459)	8	(5)	(33)	(60)			(549)	33		33	(516)
Income taxes of main JV/associates (f)	(1,426)	(1)			34			(1,393)				(1,393)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	794	30	(37)	(19)	86			854	19		19	873
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	6,428	1,200	438	420	(608)	(804)	148	7,222	(420)	(2,435)	(2,855)	4,367
Income taxes (i)	(2,881)	(442)	(134)	(144)	27	336	(41)	(3,279)	144	(12)	132	(3,147)
Tax rate (%)								45.4				72.1
Adjusted net profit (loss) (j)=(h)+(i)	3,547	758	304	276	(581)	(468)	107	3,943	(276)	(2,447)	(2,723)	1,220
of which:
- Adjusted net profit (loss) of non-controlling interest								150			(235)	(85)
- Adjusted net profit (loss) attributable to Eni's shareholders								3,793			(2,488)	1,305

Reported net profit (loss) attributable to Eni's shareholders								2,518			(2,569)	(51)
Exclusion of inventory holding (gains) losses								333				333
Exclusion of special items								942			81	1,023
Adjusted net profit (loss) attributable to Eni's shareholders								3,793			(2,488)	1,305

(€ million)
Second Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,651	523	192	52	(129)	(313)	(78)	1,898	(52)	(669)	(721)	1,177
Exclusion of inventory holding (gains) losses			70		(151)		(70)	(151)				(151)
Exclusion of special items:
environmental charges	16		31		66	(10)		103				103
impairment losses (impairment reversals), net	1,104		6		108	69		1,287				1,287
risk provisions	11		1		1	6		19				19
provision for redundancy incentives	6			1	6	3		16	(1)		(1)	15
commodity derivatives	(179)	(95)	(23)	159	15			(123)	(159)	156	(3)	(126)
exchange rate differences and derivatives	(4)	65	(2)		11			70				70
other	371	2	(8)	(13)	30	15		397	13		13	410
Special items of operating profit (loss)	1,325	(28)	5	147	237	83		1,769	(147)	156	9	1,778
Adjusted operating profit (loss) of subsidiaries (a)	2,976	495	267	199	(43)	(230)	(148)	3,516	(199)	(513)	(712)	2,804
main JV/Associates adjusted EBIT (b)	1,793	8	28	27	3			1,859	(27)		(27)	1,832
Proforma adjusted EBIT (c)=(a)+(b)	4,769	503	295	226	(40)	(230)	(148)	5,375	(226)	(513)	(739)	4,636
Finance expenses and dividends of subsidiaries (d)	(99)	(5)	(6)	(11)	2	(144)		(263)	11	(3)	8	(255)
Finance expenses and dividends of main JV/associates (e)	(235)	2	(2)	(20)	(14)			(269)	20		20	(249)
Income taxes of main JV/associates (f)	(966)	(3)		(6)	(11)			(986)	6		6	(980)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	592	7	26	1	(22)			604	(1)		(1)	603
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	3,469	497	287	189	(63)	(374)	(148)	3,857	(189)	(516)	(705)	3,152
Income taxes (i)	(1,220)	(186)	(79)	(59)	(24)	101	44	(1,423)	59	(5)	54	(1,369)
Tax rate (%)								36.9
Adjusted net profit (loss) (j)=(h)+(i)	2,249	311	208	130	(87)	(273)	(104)	2,434	(130)	(521)	(651)	1,783
of which:
- Adjusted net profit (loss) of non-controlling interest								101			(196)	(95)
- Adjusted net profit (loss) attributable to Eni's shareholders								2,333			(455)	1,878

Reported net profit (loss) attributable to Eni's shareholders								3,319			(492)	2,827
Exclusion of inventory holding (gains) losses								(120)				(120)
Exclusion of special items								(866)			37	(829)
Adjusted net profit (loss) attributable to Eni's shareholders								2,333			(455)	1,878

Breakdown of special items

Q2		Q3		Nine months
2026	(€ million)	2026	2025	2026	2025
103	Environmental charges	392	32	535	224
1,287	Impairment losses (impairment reversals), net	125	181	1,599	822
	Net gains on disposal of assets	(11)		(16)	(6)
19	Risk provisions	28	208	47	225
16	Provisions for redundancy incentives	238	19	270	53
(123)	Commodity derivatives	828	50	900	(3)
70	Exchange rate differences and derivatives	17	(17)	210	(296)
397	Other	(12)	139	508	234
1,769	Special items of operating profit (loss)	1,605	612	4,053	1,253
(75)	Net finance (income) expense	(24)	11	(225)	280
	of which:
(70)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(17)	17	(210)	296
(2,384)	Net income (expense) from investments, including net gains on business combinations and other items	(1,473)	(112)	(3,909)	(266)
(146)	Income taxes	(401)	(145)	(652)	(285)
(836)	Total special items of net profit (loss)	(293)	366	(733)	982
	attributable to:
(866)	- Eni's shareholders	(169)	357	(526)	942
30	- Non-controlling interest	(124)	9	(207)	40

Reconciliation of Group proforma adjusted EBIT

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
2,976	E&P adjusted Ebit of consolidated subsidiaries	2,704	1,800	50	7,963	5,689	40
1,793	main JV/Associates adjusted Ebit	1,927	838	..	4,794	2,679	79
4,769	E&P proforma adjusted Ebit	4,631	2,638	76	12,757	8,368	52
495	GGP and Power adjusted Ebit of consolidated subsidiaries	439	342	28	1,252	1,183	6
8	main JV/Associates adjusted Ebit	6	4	50	23	23	-
503	GGP and Power proforma adjusted Ebit	445	346	29	1,275	1,206	6
466	Transition Businesses adjusted Ebit of consolidated subsidiaries	510	333	53	1,312	947	39
55	main JV/Associates adjusted Ebit	91	(2)	..	161	(18)	..
521	Transition Businesses proforma adjusted Ebit	601	331	82	1,473	929	59
(43)	Refining, Chemicals and Sites in transformation adjusted Ebit of consolidated subsidiaries	201	(136)	..	(122)	(692)	82
3	main JV/Associates adjusted Ebit	271	83	..	294	112	..
(40)	Refining, Chemicals and Sites in transformation proforma adjusted Ebit	472	(53)	..	172	(580)	..
(230)	Other segments adjusted Ebit	(206)	(236)	13	(732)	(713)	(3)
(148)	Impact of unrealized intragroup profit elimination	51	(30)	..	(40)	148	..
5,375	Group proforma adjusted Ebit⁽ᵃ⁾	5,994	2,996	..	14,905	9,358	59

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Searah, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

Third Quarter					2026	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

2,477	(383)	1,588	17	3,699	Operating profit	6,548	(968)	3,843	210	9,633
(284)		(7)	(17)	(308)	Finance income (expense)	(663)		(15)	(210)	(888)
2,412		(1,473)		939	Income (expense) from investments	5,729		(3,909)		1,820
(1,113)	115	(401)		(1,399)	Income taxes	(3,467)	294	(652)		(3,825)
3,492	(268)	(293)		2,931	Net profit	8,147	(674)	(733)		6,740
287	(33)	(124)		130	- Non-controlling interest	552	(41)	(207)		304
3,205	(235)	(169)		2,801	Net profit attributable to Eni's shareholders	7,595	(633)	(526)		6,436

Third Quarter					2025	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,344	117	629	(17)	2,073	Operating profit	4,834	475	1,549	(296)	6,562
(258)		(6)	17	(247)	Finance income (expense)	(668)		(16)	296	(388)
559		(112)		447	Income (expense) from investments	1,314		(266)		1,048
(780)	(33)	(145)		(958)	Income taxes	(2,859)	(135)	(285)		(3,279)
865	84	366		1,315	Net profit	2,621	340	982		3,943
62	(3)	9		68	- Non-controlling interest	103	7	40		150
803	87	357		1,247	Net profit attributable to Eni's shareholders	2,518	333	942		3,793

2026	Q2
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	1,898	(151)	1,699	70	3,516
Finance income (expense)	(191)		(5)	(70)	(266)
Income (expense) from investments	2,991		(2,384)		607
Income taxes	(1,322)	45	(146)		(1,423)
Net profit	3,376	(106)	(836)		2,434
- Non-controlling interest	57	14	30		101
Net profit attributable to Eni's shareholders	3,319	(120)	(866)		2,333

Analysis of Profit and Loss account items – continuing operations

Sales from operations

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
16,579	Exploration & Production	17,639	13,329	32	47,956	38,271	25
4,058	Global Gas & LNG Portfolio and Power	6,290	3,503	80	15,723	12,537	25
6,917	Enilive	7,726	5,206	48	19,400	14,742	32
6,441	Refining, Chemicals and Sites in transformation	7,050	4,545	55	17,603	14,010	26
476	Corporate and other activities	499	487	2	1,431	1,466	(2)
(12,157)	Consolidation adjustments	(13,559)	(8,670)	(56)	(34,412)	(26,874)	(28)
22,314		25,645	18,400	39	67,701	54,152	25

Operating expenses

Q2		Q3			Nine months
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
17,806	Purchases, services and other	20,674	15,362	35	54,603	45,416	20
51	Impairment losses (impairment reversals) of trade and other receivables, net	40	(24)	..	141	49	..
759	Payroll and related costs	889	676	32	2,471	2,230	11
15	of which: provision for redundancy incentives and other	237	18	..	267	52	..
18,616		21,603	16,014	35	57,215	47,695	20

DD&A, impairments, reversals and write-off

Q2		Q3			Nine months
2026	(€ million)	2026	2025	var %	2026	2025	% Ch.
1,514	Exploration & Production	1,363	1,521	(10)	4,310	4,586	(6)
42	Global Gas & LNG Portfolio and Power	47	64	(27)	137	196	(30)
76	Enilive	74	79	(6)	223	224	-
38	Refining, Chemicals and Sites in transformation	38	39	(3)	111	114	(3)
40	Corporate and other activities	41	38	8	120	115	4
(8)	Impact of unrealized intragroup profit elimination	(9)	(10)	10	(26)	(26)	-
1,702	Total depreciation, depletion and amortization	1,554	1,731	(10)	4,875	5,209	(6)
1,287	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	125	181	(31)	1,599	822	95
2,989	Depreciation, depletion, amortization, impairments and reversals	1,679	1,912	(12)	6,474	6,031	7
113	Write-off of tangible and intangible assets	9	11	(18)	128	(3)	..
3,102		1,688	1,923	(12)	6,602	6,028	10

Income (expense) from investments

(€ million)
Nine months 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Refining, Chemicals and Sites in transformation	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	1,574	23	109	283	(40)	1,949
Dividends	148		6	1	21	176
Net gains (losses) on disposals					18	18
Other income (expense), net	2,088	2			(3)	2,087
	3,810	25	115	284	(4)	4,230

Gearing and net borrowings

Gearing is a measure used by management to assess the Company’s level of indebtedness. It is calculated as the ratio between net borrowings and capital employed net and measures how much capital employed net is financed recurring to third-party funding. Management periodically reviews gearing in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net capital employed, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2025	Sept. 30, 2026	Change
Total debt	28,464	34,390	5,926
- Short-term debt	8,363	8,362	(1)
- Long-term debt	20,101	26,028	5,927
Cash and cash equivalents	(8,100)	(11,767)	(3,667)
Financial assets measured at fair value through profit or loss	(6,991)	(8,371)	(1,380)
Financing receivables held for non-operating purposes	(3,845)	(7,550)	(3,705)
Net borrowings before lease liabilities ex IFRS 16	9,528	6,702	(2,826)
Lease Liabilities	5,700	5,614	(86)
Net borrowings after lease liabilities ex IFRS 16	15,228	12,316	(2,912)
Shareholders' equity including non-controlling interest	52,787	57,640	4,853
Gearing before lease liability ex IFRS 16	0.15	0.10
Gearing after lease liability ex IFRS 16	0.22	0.18

The increase in financing receivables held for non-operating purposes was mainly due to the recognition of former intercompany financing receivables owed by Plenitude to Eni for around €1.7 bln, which have been netted against the Group‘s gross finance debt in determining net borrowings, because a reimbursement plan has been agreed and the Group is only exposed to a credit risk. Other increases were due to higher margin deposits in connection with Group commodity trading activities and other cash requirements.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2026	Dec. 31, 2025
ASSETS
Current assets
Cash and cash equivalents	11,767	8,100
Financial assets measured at fair value through profit or loss	8,371	6,991
Other financial assets	2,710	3,710
Trade and other receivables	15,197	12,436
Inventories	8,011	5,143
Income tax assets	942	539
Other assets	5,522	3,943
	52,520	40,862
Non-current assets
Property, plant and equipment	49,997	50,536
Right of use assets	5,100	5,184
Intangible assets	1,525	6,022
Inventory - compulsory stock	1,787	1,187
Equity-accounted investments	24,362	13,155
Other investments	1,429	1,329
Other financial assets	5,860	1,109
Deferred tax assets	6,875	6,716
Income tax assets	139	125
Other assets	1,490	2,839
	98,564	88,202
Assets held for sale	2,994	8,005
TOTAL ASSETS	154,078	137,069
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,054	4,929
Current portion of long-term debt	3,308	3,434
Current portion of long-term lease liabilities	1,131	1,263
Trade and other payables	22,759	20,261
Income taxes payable	388	343
Other liabilities	11,954	4,039
	44,594	34,269
Non-current liabilities
Long-term debt	25,922	20,139
Long-term lease liabilities	4,483	4,437
Provisions for contingencies	14,131	14,580
Provisions for employee benefits	719	596
Deferred tax liabilities	4,313	4,805
Income taxes payable	24	40
Other liabilities	1,122	3,390
	50,714	47,987
Liabilities directly associated with assets held for sale	1,130	2,026
TOTAL LIABILITIES	96,438	84,282
Share capital	4,005	4,005
Retained earnings	31,995	33,209
Cumulative currency translation differences	3,616	1,936
Other reserves and equity instruments	10,274	8,964
Treasury shares	(2,977)	(2,782)
Net profit (loss)	7,595	2,608
Total Eni shareholders' equity	54,508	47,940
Non-controlling interest	3,132	4,847
TOTAL SHAREHOLDERS' EQUITY	57,640	52,787
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	154,078	137,069

GROUP PROFIT AND LOSS ACCOUNT

Q2		Q3		Nine months
2026	(€ million)	2026	2025	2026	2025
	CONTINUING OPERATIONS
22,314	Sales from operations	25,645	18,400	67,701	54,152
354	Other income and revenues	390	284	1,063	933
22,668	Total revenues	26,035	18,684	68,764	55,085
(17,806)	Purchases, services and other	(20,674)	(15,362)	(54,603)	(45,416)
(51)	Impairment reversals (impairment losses) of trade and other receivables, net	(40)	24	(141)	(49)
(759)	Payroll and related costs	(889)	(676)	(2,471)	(2,230)
227	Other operating (expense) income	(882)	85	(1,203)	521
(1,702)	Depreciation, Depletion and Amortization	(1,554)	(1,731)	(4,875)	(5,209)
(1,287)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(125)	(181)	(1,599)	(822)
(113)	Write-off of tangible and intangible assets	(9)	(11)	(128)	3
1,177	OPERATING PROFIT (LOSS)	1,862	832	3,744	1,883
1,735	Finance income	1,482	836	4,699	6,195
(2,066)	Finance expense	(1,778)	(1,135)	(5,485)	(6,864)
82	Net finance income (expense) from financial assets measured at fair value through profit or loss	2	71	97	182
61	Derivative financial instruments	9	(18)	18	(88)
(188)	FINANCE INCOME (EXPENSE)	(285)	(246)	(671)	(575)
889	Share of profit (loss) of equity-accounted investments	777	359	1,949	1,028
2,106	Other gain (loss) from investments	135	195	2,281	301
2,995	INCOME (EXPENSE) FROM INVESTMENTS	912	554	4,230	1,329
3,984	PROFIT (LOSS) BEFORE INCOME TAXES	2,489	1,140	7,303	2,637
(1,312)	Income taxes	(869)	(773)	(2,986)	(2,829)
2,672	Net profit (loss) - continuing operations	1,620	367	4,317	(192)
	DISCONTINUED OPERATIONS
704	Net profit (loss) - discontinued operations	1,872	498	3,830	2,813
	TOTAL GROUP
3,376	Net profit (loss)	3,492	865	8,147	2,621
	attributable to:
3,319	- Eni's shareholders	3,205	803	7,595	2,518
2,827	- continuing operations	1,448	355	4,471	(51)
492	- discontinued operations	1,757	448	3,124	2,569
57	- Non-controlling interest	287	62	552	103
(155)	- continuing operations	172	12	(154)	(141)
212	- discontinued operations	115	50	706	244

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
1.11	- basic	1.09	0.25	2.53	0.77
1.09	- diluted	1.07	0.24	2.48	0.76
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.94	- basic	0.48	0.10	1.46	(0.07)
0.92	- diluted	0.47	0.10	1.44	(0.07)
	Weighted average number of shares outstanding (million)
2,934.6	- basic	2,886.5	3,011.2	2,922.0	3,041.0
3,000.2	- diluted	2,952.2	3,073.8	2,987.6	3,103.6

COMPREHENSIVE INCOME (LOSS)

	Q3		Nine months
(€ million)	2026	2025	2026	2025
Net profit (loss)	3,492	865	8,147	2,621
Items that are not reclassified to profit or loss in later periods	(12)		(2)	5
Remeasurements of defined benefit plans	1		1
Share of other comprehensive income on equity accounted entities			1
Change in the fair value of interests with effects on other comprehensive income	(13)		(4)	5
Taxation
Items that may be reclassified to profit in later periods	(1,027)	38	186	(5,481)
Currency translation differences	158	(90)	1,758	(6,153)
Change in the fair value of cash flow hedging derivatives	(1,730)	132	(2,212)	864
Share of other comprehensive income on equity-accounted entities	(1)	31	(57)	55
Taxation	546	(35)	697	(247)
Total other items of comprehensive income (loss)	(1,039)	38	184	(5,476)
Total comprehensive income (loss)	2,453	903	8,331	(2,855)
attributable to:
- Eni's shareholders	2,147	845	7,675	(2,704)
- continuing operations	368	403	4,472	(5,197)
- discontinued operations	1,779	442	3,203	2,493
- Non-controlling interest	306	58	656	(151)
- continuing operations	182	7	(84)	(388)
- discontinued operations	124	51	740	237

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(2,855)
Dividends paid to Eni's shareholders	(2,307)
Dividends distributed by consolidated subsidiaries	(63)
Net purchase of treasury shares	(1,217)
Issue of hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(105)
Taxes on disposal of Enilive and Plenitude	(26)
Taxes on hybrid bond coupon and costs	9
Plenitude transaction - disposal to EIP	209
Put option on Plenitude	(139)
Enilive transaction - disposal to KKR	3,569
Other changes	(6)
Total changes		(2,682)
Shareholders' equity at September 30, 2025		52,966
attributable to:
- Eni's shareholders		49,243
- Non-controlling interest		3,723
Shareholders' equity at January 1, 2026		52,787
Total comprehensive income (loss)	8,331
Dividends paid to Eni's shareholders	(2,333)
Dividends distributed by consolidated subsidiaries	(156)
Net purchase of treasury shares	(1,995)
Issue of hybrid bonds	1,000
Coupon of perpetual subordinated bonds and Enimarine	(214)
Taxes on hybrid bond coupon and costs	55
Upstream infrastructure transaction	1,753
Plenitude deconsolidation	(2,101)
Put option liability elimination	541
Other changes	(28)
Total changes		4,853
Shareholders' equity at September 30, 2026		57,640
attributable to:
- Eni's shareholders		54,508
- Non-controlling interest		3,132

GROUP CASH FLOW STATEMENT

Q2		Q3		Nine months
2026	(€ million)	2026	2025	2026	2025
2,672	Net profit (loss) - continuing operations	1,620	367	4,317	(192)
704	Net profit (loss) - discontinued operations	1,872	498	3,830	2,813
3,376	Net profit (loss)	3,492	865	8,147	2,621
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,702	Depreciation, depletion and amortization	1,554	1,842	4,952	5,538
1,287	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	125	181	1,599	822
114	Write-off of tangible and intangible assets	9	11	129	(2)
(882)	Share of (profit) loss of equity-accounted investments	(775)	(359)	(1,933)	(1,008)
	Gains on disposal of assets, net	(45)	(32)	(50)	(38)
(17)	Dividend income	(116)	(87)	(176)	(187)
(121)	Interest income	(135)	(121)	(358)	(323)
355	Interest expense	412	319	1,041	926
1,322	Income taxes	1,113	780	3,467	2,859
(2,064)	Other changes	(1,383)	(107)	(3,460)	(232)
269	Cash flow from changes in working capital	178	435	(1,338)	627
(1,200)	- inventories	(1,734)	(405)	(3,463)	(4)
2,660	- trade receivables	(2,079)	1,166	(3,312)	3,821
(1,442)	- trade payables	2,955	(609)	4,749	(3,046)
(70)	- provisions for contingencies	36	(109)	(387)	(548)
321	- other assets and liabilities	1,000	392	1,075	404
(17)	Net change in the provisions for employee benefits	118	(63)	137	(55)
578	Dividends received	1,112	417	1,980	1,296
49	Interest received	51	51	138	168
(485)	Interest paid	(203)	(242)	(1,020)	(990)
(1,196)	Income taxes paid, net of tax receivables received	(1,148)	(812)	(3,199)	(3,042)
4,270	Net cash provided by operating activities	4,359	3,078	10,056	8,980
(2,981)	Cash flow from investing activities	(1,819)	(2,494)	(6,893)	(7,029)
(2,114)	- tangible assets	(1,645)	(2,061)	(6,123)	(5,768)
(94)	- intangible assets	(116)	(117)	(279)	(375)
(499)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired			(499)
(236)	- investments	(134)	(229)	(435)	(580)
(8)	- securities and financing receivables held for operating purposes	(25)	(8)	(58)	(43)
(30)	- change in payables in relation to investing activities	101	(79)	501	(263)
164	Cash flow from disposals	241	1,430	491	1,750
2	- tangible assets	380	1,351	392	1,417
	- intangible assets	1	3	1	3
38	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(201)		(163)
27	- investments	42	52	69	70
42	- securities and financing receivables held for operating purposes	12	7	55	23
55	- change in receivables in relation to disposals	7	17	137	237
9	Net change in receivables and securities not held for operating purposes	(1,895)	(459)	(2,725)	(649)
(2,808)	Net cash used in investing activities	(3,473)	(1,523)	(9,127)	(5,928)

GROUP CASH FLOW STATEMENT (continued)

Q2		Q3		Nine months
2026	(€ million)	2026	2025	2026	2025
2,821	Increase in long-term debt	3,000	1,514	8,116	5,235
(1,177)	Payment of long-term debt	(250)	(2,908)	(3,156)	(7,711)
(327)	Payment of lease liabilities	(272)	(303)	(941)	(978)
(1,540)	Increase (decrease) in short-term financial debt	(1,081)	1,297	(831)	1,055
(786)	Dividends paid to Eni's shareholders	(781)	(781)	(2,333)	(2,305)
(106)	Dividends paid to non-controlling interests	(24)	(30)	(150)	(63)
	Net capital issuance from non-controlling interest	1,080		1,080	709
	Disposal (acquisition) of additional interests in consolidated subsidiaries				3,069
(560)	Net purchase of treasury shares	(1,115)	(560)	(1,964)	(1,226)
	Issue (repayment) of perpetual hybrid bonds		(1)	988	230
	Other contributions	1,747		1,747	9
(156)	Interest payment of perpetual hybrid bond	(30)		(214)	(105)
(1,831)	Net cash used in financing activities	2,274	(1,772)	2,342	(2,081)
8	Effect of exchange rate changes on cash and cash equivalents and other changes	57	2	80	(202)
(361)	Net increase (decrease) in cash and cash equivalents	3,217	(215)	3,351	769
8,916	Cash and cash equivalents - beginning of the period	8,555	9,167	8,421	8,183
8,555	Cash and cash equivalents - end of the period	11,772	8,952	11,772	8,952

Capital expenditure

Q2		Q3			Nine months
2026	(€ million)	2026	2025	var %	2026	2025	% Ch.
1,526	Exploration & Production	1,091	1,535	(29)	4,232	4,310	(2)
97	of which: - exploration	31	63	(51)	296	229	29
1,418	- oil & gas development	1,046	1,345	(22)	3,906	3,931	(1)
14	Global Gas & LNG Portfolio and Power	7	14	(50)	29	51	(43)
2	- Global Gas & LNG Portfolio	1	2	(50)	3	11	(73)
12	- Power	6	12	(50)	26	40	(35)
174	Transition Businesses	245	288	(15)	583	729	(20)
56	- Enilive	103	98	5	222	199	12
118	- Plenitude	142	190	(25)	361	530	(32)
282	Refining, Chemicals and Sites in transformation	39	142	(73)	479	430	11
247	- Refining	9	97	(91)	393	303	30
27	- Chemicals	22	45	(51)	66	127	(48)
8	- Sites in transformation	8			20
44	Corporate and other activities	34	51	(33)	112	304	(63)
1	Impact of unrealized intragroup profit elimination	(1)	(13)		(12)	(34)
2,041	Capital expenditure (a)	1,415	2,017	(30)	5,423	5,790	(6)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€436 mln and €270 mln in the third quarter 2026 and 2025, respectively, €997 mln and €1,023 mln in the nine months 2026 and the nine months 2025, respectively and €289 mln in the second quarter 2026).

In the nine months ’26, capital expenditure amounted to €5,423 mln (€5,790 mln in the nine months ’25) decreasing by 6% y-o-y, in particular:

• in the Exploration & Production, capital expenditure (€4,232 mln) was mainly related to oil&gas development activities in particular in Libya, Egypt, Congo, Italy, the United Arab Emirates, Indonesia, Algeria, Kazakhstan, Nigeria, Mexico and Iraq;

• in the Transition Businesses segment, Plenitude’s capital expenditure (€361 mln) related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€222 mln) mainly related to biorefining projects (EcofiningTM and Steam Reformer in Venice and Gela catalysts) and marketing activity in Italy and in the rest of Europe;

• in the Refining, Chemicals and Sites in transformation segment mainly related to refining in Italy (€393 mln) specifically to the reconversion of Livorno in biorefinery, maintenance and stay-in-business, as well as to the chemical business (€66 mln) and regarded the circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€21 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q2			Q3		Nine months
2026			2026	2025	2026	2025
57	Italy	(kboe/d)	57	62	58	66
300	Rest of Europe		293	287	305	256
529	North Africa		536	529	532	524
404	Sub-Saharan Africa		403	340	401	333
342	Asia		390	389	359	377
157	Americas		150	143	150	130
-	Australia and Oceania		-	6	-	5
1,789	Production of oil and natural gas (a) (b) (c) (d)		1,829	1,756	1,805	1,691
566	- of which Joint Ventures and associates		648	493	580	452
145	Production sold (a)	(mmboe)	146	143	432	413

PRODUCTION OF LIQUIDS BY REGION

Q2			Q3		Nine months
2026			2026	2025	2026	2025
23	Italy	(kbbl/d)	24	25	24	26
185	Rest of Europe		181	193	190	161
176	North Africa		178	175	175	173
185	Sub-Saharan Africa		202	193	193	190
174	Asia		177	197	182	208
89	Americas		83	77	82	66
-	Australia and Oceania		-	-	-	-
832	Production of liquids		845	860	846	824
282	- of which Joint Ventures and associates		279	283	286	250

PRODUCTION OF NATURAL GAS BY REGION

Q2			Q3		Nine months
2026			2026	2025	2026	2025
175	Italy	(mmcf/d)	174	190	178	212
603	Rest of Europe		583	491	601	497
1,848	North Africa		1,869	1,851	1,870	1,836
1,145	Sub-Saharan Africa		1,053	769	1,089	747
878	Asia		1,115	1,008	927	882
357	Americas		354	346	352	335
-	Australia and Oceania		-	32	-	26
5,006	Production of natural gas		5,148	4,687	5,017	4,535
1,487	- of which Joint Ventures and associates		1,930	1,096	1,541	1,060

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (157 and 129 kboe/d in the third quarter of 2026 and 2025, respectively, 159 and 131 kboe/d in the nine months of 2026 and 2025, respectively, and 150 kboe/d in the second quarter of 2026).

(c) In the third quarter 2026 and in the nine months 2026, it includes 81 and 79 kboe/d, respectively, of production related to certain sanctioned joint-venture partners.

(d) From 2026, Eni has discontinued reporting data on production/reserves for Kazakhstan because this Country has represented less than 15% of Eni’s total proved reserves for three years in a row, with 15% being the US SEC threshold for single country disclosures, due to growth in other areas. Kazakhstan data have been aggregated in the geographic area “Asia”.